January 2, 2020

James Belardi
Chairman and Chief Executive Officer
Athene Holding Ltd.
Chesney House
96 Pitts Bay Road
Pembroke, HM08, Bermuda

       Re: Athene Holding Ltd.
           PRE 14A filed November 12, 2019
           File No. 001-37963

Dear Mr. Belardi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance